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LOGO                                                     McDonald's Corporation

                                                                     Kroc Drive
                                                      Oak Brook, Illinois 60521
                                                                         , 1995

Dear Holder of McDonald's Depositary Shares:

  McDonald's Corporation is offering the holders of its Depositary Shares, each representing 1/2,000 of a share of 7.72% Cumulative Preferred Stock, Series E, the opportunity to exchange those Depositary Shares for newly issued
    % Subordinated Deferrable Interest Debentures. The exchange offer will be effected on a basis of $25 principal amount of Debentures for each Depositary Share. Both the Depositary Shares and the Debentures are redeemable at the option of the Company on or after December 3, 1997.

  The exchange of Debentures for Depositary Shares will improve the Company's after-tax cash flow, as interest payable on the Debentures will be tax deductible by the Company, while the dividends paid on the Depositary Shares are not tax deductible.

  We encourage you to carefully review the enclosed Prospectus, Letter of Transmittal, and related documents for details on the exchange offer. We also suggest that you speak with your tax advisor as participation in this exchange offer will be a taxable event.

  If you have any questions or need additional information, please contact McDonald's Information Agent, D.F. King & Co., Inc. at 1-800-628-8536.

                        Sincerely,

                        LOGO
                        Michael R. Quinlan
                        Chairman and Chief Executive Officer